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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)*


                         MAGELLAN HEALTH SERVICES, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    16124100
                                 (CUSIP NUMBER)

                              RICHARD L. COVINGTON
                          777 MAIN STREET, SUITE 2250
                            FORT WORTH, TEXAS 76102
                                 (817) 820-6600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 9, 1998
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 16124100                       SCHEDULE 13D


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 1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS (entities only)

           RAINWATER-MAGELLAN HOLDINGS, L.P.
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]

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 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)                        OO (SEE ITEM 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION  RAINWATER-MAGELLAN HOLDINGS, L.P.
                                            IS A LIMITED PARTNERSHIP FORMED
                                            UNDER THE LAWS OF THE STATE OF
                                            TEXAS.

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                               7     SOLE VOTING POWER

          NUMBER OF
                                                                    1,970,653(1)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                                            0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                                    1,970,653(1)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                                              0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    1,970,653
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         6.1%(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                                                                              PN
--------------------------------------------------------------------------------

----------------------------------

(1) As exercised through its sole general partner, Rainwater, Inc., a Texas corporation.

(2) Based on 30,543,065 shares of Common Stock currently outstanding (based on the Issuer's most recent filing with the Commission), plus the 1,942,996 shares of Common Stock issuable upon exercise of the Warrants.

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      The Schedule 13D filed by the Reporting Person with the Securities and
Exchange Commission on January 31, 1996, as amended on December 5, 1996, is hereby amended as follows:

ITEM 1.     SECURITY AND ISSUER.

      No modification.

ITEM 2.     IDENTITY AND BACKGROUND.

      The principal business address and office of the parties disclosed in this Item 2, including the Partnership, is 777 Main Street, Suite 2250, Fort Worth, Texas 76102.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4.     PURPOSE OF TRANSACTION.

      By virtue of a pro-rata distribution, the Partnership has distributed to its partners all but 27,657 of the Shares previously owned and reported by the Partnership. The 27,657 shares have been reserved in order to make payment of certain liabilities and obligations owed by the Partnership, and the Partnership intends to dispose of these shares for such purpose. In addition, the Partnership has retained direct ownership of 1,942,996 of the Warrants.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Partnership. The Partnership is the beneficial owner of 1,970,653 shares of Common Stock, consisting of the 27,657 Shares owned directly and the 1,942,996 shares of Common Stock issuable to the Partnership upon exercise of its Warrants. Based on the number of shares of Common Stock currently issued and outstanding, together with the shares of Common Stock issuable upon exercise of the Partnership's Warrants, the Partnership is the beneficial owner of approximately 6.1% of the outstanding shares of Common Stock.

      Rainwater, Inc. Rainwater, Inc. may, as the sole general partner of the Partnership, be deemed to be the beneficial owner of all 1,970,653 shares of Common Stock beneficially owned by the Partnership. In addition, Rainwater, Inc. is the direct beneficial owner of 39,724 shares of Common Stock directly received as a distribution from the Partnership. These 2,010,377 shares constitute (based on the number of shares of Common Stock issued and outstanding, plus shares issuable upon exercise of the Partnership's Warrants) approximately 6.2% of the outstanding shares of Common Stock.

      Richard E. Rainwater. Richard E. Rainwater, may, as sole shareholder of Rainwater, Inc., be deemed to be the beneficial owner of all 2,010,377 shares of Common Stock beneficially owned by Rainwater, Inc. In addition, Mr. Rainwater is the direct beneficial owner of 2,417,554 shares directly received by Mr. Rainwater as a distribution from the Partnership. Such 4,427,931 shares of Common Stock constitute approximately 13.6% of the outstanding shares of Common Stock.





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      (b)   The Partnership.  Through Rainwater, Inc., its general partner, the
Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 1,970,653 shares of Common Stock.

      Rainwater, Inc. Rainwater, Inc. has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 2,010,377 shares of Common Stock, consisting of the 1,970,653 shares owned by the Partnership and the 39,724 shares directly owned by Rainwater, Inc.

      Richard E. Rainwater. Richard E. Rainwater has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 4,427,931 shares of Common Stock, consisting of the 2,010,377 shares beneficially owned by Rainwater, Inc. and the 2,417,554 shares directly owned by Mr. Rainwater.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      No modification.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      No modification.





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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 17, 1998                   RAINWATER-MAGELLAN HOLDINGS, L.P.

                                        By:   Rainwater, Inc., its Sole General
                                              Partner



                                                By: /s/ KENNETH A. HERSH
                                                    ---------------------------
                                                    Kenneth A. Hersh
                                                    Vice President





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